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                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                   SCHEDULE 13G
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _________)


     NAME OF ISSUER:  United Stationers, Inc.



     TITLE OF CLASS OF SECURITIES: Common Stock, par value
    			$.10 per share.


     CUSIP NO.             913004107


Check the following box if a fee is being paid with this statement [x].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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(1)  NAME OF REPORTING PERSON:  The Chase Manhattan Corporation


    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   13-2633613



(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
                                                           (B) [X]

(3)  SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:    Delaware



      	NUMBER OF SHARES BENEFICIALLY
      	OWNED BY EACH REPORTING PERSON WITH:

		(5)  SOLE VOTING POWER:
                            1,234,491 Common Shares



              	(6)  SHARED VOTING POWER:
                                  0   Common Shares


               	(7)  SOLE DISPOSITIVE POWER:
                            1,234,491 Common Shares


               	(8)  SHARED DISPOSITIVE POWER:
                                   0  Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
                            1,234,491 Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:

     		Not Applicable


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):




(12) TYPE OF REPORTING PERSON:       HC




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(1)  NAME OF REPORTING PERSON:  Chase Manhattan Investment Holdings,
	  		Inc.


    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:   51-0297003



(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (A) []
                                                           (B) [X]


(3)  SEC USE ONLY


(4)  CITIZENSHIP OR PLACE OF ORGANIZATION:     United States



      	NUMBER OF SHARES BENEFICIALLY
      	OWNED BY EACH REPORTING PERSON WITH:

		(5)  SOLE VOTING POWER:
                                1,234,491  Common Shares


		(6)  SHARED VOTING POWER:
                                       0   Common Shares


               	(7)  SOLE DISPOSITIVE POWER:
                                1,234,491  Common Shares


               	(8)  SHARED DISPOSITIVE POWER:
                                        0  Common Shares


(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
                                1,234,491  Common Shares


(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES:

     		Not Applicable


(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

		10.381%


(12) TYPE OF REPORTING PERSON:     CO





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ITEM 1 (a)   NAME OF ISSUER:   United Stationers, Inc.


ITEM 1 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             	2200 East Golf Road
             	Des Plaines, IL 60016-1267

ITEM 2 (a)   NAME OF PERSON FILING:

             	The Chase Manhattan Corporation (CMC)
	 	Chase Manhattan  Investment Holdings, Inc.

ITEM 2 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             	One Chase Manhattan Plaza
	     	New York, New York 10081

ITEM 2 (c)   CITIZENSHIP:

             	State of Delaware (CMC)
	     	United States (CMIHI)


ITEM 2 (d)   TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $.10 per share (the "Shares")


ITEM 2 (e)   CUSIP NO: 913004107


ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the persons filing are:

	 This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4.	 OWNERSHIP:

(a)      Amount Beneficially Owned:

	CMIHI is the beneficial owner of 1,234,491 Shares by virtue of its direct ownership of 758,994 Shares and an exercisable warrant to purchase 475,497 Shares. By virtue of its ownership of all of the outstanding common stock of CMIHI, CMC may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by CMIHI.

	The filing of this Statement by CMIHI shall not be construed as an admission that CMIHI for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.


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(b)     Percent of Class:

	CMIHI is the beneficial owner of 10.381% of the outstanding class of Nextel Shares by virtue of its direct ownership of 758,,994 Shares and an exercisable warrant to purchase 475,497 Shares. By virtue of its ownership of all of the outstanding common stock of CMIHI, CMC may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by CMIHI.

	The percentages calculated in this Item 4 are based upon 11,415,822 Shares outstanding as of November 6, 1995, as disclosed in United Stationers Inc. Form 10Q for the quarter ended September 30, 1995.


(c)     Number of shares as to which the Filing Persons have:

        (i)  sole power to vote or to direct the vote:

	CMIHI has sole power to vote or to direct the vote of 1,234,491 Shares by virtue of its direct ownership of 758,994 Shares and an exercisable warrant to purchase 475,497 Shares. By virtue of its ownership of all of the outstanding common stock of CMIHI, CMC may be deemed to possess sole power to vote or to direct the vote of the 1,234,491 Shares beneficially owned by CMIHI.


        (ii)  shared power to vote or to direct the vote:

              	0 Shares

        (iii)  sole power to dispose or to direct the disposition of:

	      CMIHI has sole power to dispose or to direct the disposition of 1,234,491 shares by virtue of its direct ownership of 758,994 Shares and an exercisable warrant to purchase 475,497 shares. By virtue of its ownership of all of the outstanding common stock of CMIHI, CMC may be deemed to possess sole power to dispose or to direct the disposition of the 1,234,491 Shares beneficially owned by CMIHI.



	CMC has sole power to dispose or to direct the disposition of the 1,234,491 Shares. By virtue of its ownership of all of the outstanding common stock of CMC, CMIHI may be deemed to possess sole power to dispose or to direct the disposition of the 1,234,491 Shares. By virtue of its ownership of all of the outstanding common stock of CMIHI, CMC may be deemed to possess sole power to dispose or to direct the disposition of the 1,234,491 Shares beneficially owned by CMIHI.

        (iv)   shared power to dispose or direct the disposition of:

              	0 Shares


Item 5.	   Ownership of Five Percent or Less of a Class:


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		Not Applicable


Item 6.	   Ownership of More than Five Percent on Behalf of Another Person:

		Not Applicable


Item 7.	   Identification and Classification of Subsidiaries Which Acquired
           the Security Being Reported on By the Parent Holding Company:

	   Chase Manhattan Investment Holdings, Inc.             CO


Item 8.	   Identification and classification of Members of the Group:

		Not Applicable


Item 9.	   Notice of Dissolution of Group:

		Not Applicable


ITEM 10.   CERTIFICATION:

		Not Applicable

	SIGNATURE: After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


		THE CHASE MANHATTAN CORPORATION



Dated:  February 14, 1996  	By:/s/John V. Caulfield
                                   John V. Caulfield, Vice President



	THE CHASE MANHATTAN INVESTMENT HOLDINGS,  INC.



Dated:  February 14, 1996 	By:/s/Sylvia D. Leary
                                   Sylvia D. Leary, Vice President